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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(CHECK ONE):

[X] Form 10-K     [_] Form 20-F      [_] Form 11-K     [_] Form 10-Q
[_] Form 10-D     [_] Form N-SAR     [_] Form N-CSR


                   For Period Ended:  December 31, 2008

                   [_] Transition Report on Form 10-K
                   [_] Transition Report on Form 20-F
                   [_] Transition Report on Form 11-K
                   [_] Transition Report on Form 10-Q
                   [_] Transition Report on Form N-SAR

                   For the Transition Period Ended: ____________________________

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  READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
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    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION
SMOKY MARKET FOODS, INC.
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Full Name of Registrant

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Former Name if Applicable

804 Estates Dr., Suite 100
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Address of Principal Executive Office (STREET AND NUMBER)

Aptos, CA 95003
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City, State and Zip Code

                                     PART II
                             RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or
 [X] Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.




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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The filing deadline for the Annual Report on Form 10-K for the year ended December 31, 2008 (the "Form 10-K") for Smoky Market Foods, Inc. (the "Company") was March 31, 2009. Due to the license revocation of the Company's prior independent public accounting firm by the PCAOB in 2008, the Company was required to engage a new independent public accounting firm in late 2008. The Company engaged Moore & Associates, Chartered (the "Auditors") as its independent public accountants on December 18, 2008. Due to their late engagement, the requirement that their audit cover two full fiscal years, and their need to familiarize themselves with the operations, financial records and accounting practices of the Company, the Auditors were unable to complete their audit for the year ended December 31, 2008 prior to March 31, 2009. (See the letter from the Auditors attached hereto as Exhibit 1). Because the audit will not be complete until after the filing deadline, the Company cannot complete and file its Form 10-K for the fiscal year ended December 31, 2008 on or before the March 31, 2009 deadline without unreasonable effort and expense.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Bryan T. Allen, Esq.              801               532-7840
------------------------------------  -----------  ------------------------
             (Name)                   (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            Smoky Market Foods, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2009                           By /s/ Eddie Feintech
     ------------------                         --------------------------------
                                                Chief Executive Officer





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EXHIBIT 99.1


MOORE & ASSOCIATES, CHARTERED
ACCOUNTANTS AND ADVISORS
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PCAOB REGISTERED


April 1, 2009

Smoky Market Foods, Inc.
804 Estates Dr., Suite 100
Aptos, California 95003

Dear Sirs:

Due to our having first been engaged as the independent public accounting firm of Smoky Market Foods, Inc. (the "Company") in December 2008, the requirement that our audit cover two full fiscal years, and our need to familiarize ourselves with the operations, financial records and accounting practices of the Company, we were unable to complete our audit of the financial statements of the Company as of, and for the periods ended, December 31, 2008 and December 31, 2007 on or before March 31, 2009.

Yours truly,


/S/ MOORE & ASSOCIATES, CHARTERED


Moore & Associates, Chartered
Las Vegas, Nevada



             MOORE & ASSOCIATES, CHARTERED ACCOUNTANTS AND ADVISORS
                6490 WEST DESERT INN RD, LAS VEGAS, NEVADA 89146
                       (702) 253-7499 FAX: (702)253-7501